Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

					Year Ended December 31,
(Dollars in millions, except ratios)	Q3 2012	HY 2012	2011	2010	2009	2008*	2007
Interest expensed and capitalized	1,518	998	1,953	1,606	1,881	1,968	1,839
Interest portion of rental obligations	117	77	141	66	72	74	81

Total fixed charges (A)	1,636	1,075	2,094	1,672	1,953	2,041	1,920

Pretax income from continuing operations before adjustment for non controlling interests in consolidated subsidiaries	(126)	560	2,680	1,856	(4,261)	11,355	14,888
Income allocable to non-controlling interest in consolidated entities that have not incurred fixed charges	22	1	4	(89)	43	(993)	(1,482)
Undistributed earnings of equity investees	127	5	(228)	(303)	167	(1,443)	(816)
Fixed charges, excluding capitalized interest	1,629	1,070	2,087	1,672	1,953	2,041	1,920

Earnings-pretax income with applicable adjustments (B)	1,651	1,636	4,543	3,136	(2,098)	10,960	14,510

Ratio of (B) to (A)	1.0	1.5	2.2	1.9	(1.1)	5.4	7.6

Note (1)

* As required by IFRS, the 2008 information has been adjusted retrospectively for the finalization in 2009 of the allocation of purchase price of acquisitions made in 2008.

(1) Due to ArcelorMittal’s pretax loss in 2009, the ratio coverage was less than 1:1. ArcelorMittal would have needed to generate additional earnings of $4,051 million to achieve a coverage of 1:1 for 2009.